U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 12b-25

                                                   COMMISSION FILE NO. 001-01416

                           NOTIFICATION OF LATE FILING


|_| Form 10-K          |_| Form 20-F         |_| Form 11-K         |X| Form 10-Q
|_| Form N-SAR

For the Period Ended:  JUNE 30, 2001

|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:             SAMES CORPORATION

Address of Principal Executive
Office:                              9201 W. BELMONT AVE.
                                     FRANKLIN PARK, IL  60131

                        PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |_| (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or


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     |X| (ii) The subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 12, 2001, Sames Corporation (the "Registrant") announced that, due to severe cash flow problems and lack of liquidity, its French subsidiary, Sames, S.A., had determined to file for bankruptcy protection under French law. On July 16, 2001, the Registrant announced that on June 29, 2001, the French bankruptcy court had approved the sale of the assets of Sames, S.A. to Exel Industries, a French industrial company. The sale became effective on July 2, 2001. At March 31, 2001, the assets of Sames, S.A. represented 62.7% of the total assets of the Registrant.

     Due to delays in obtaining, compiling and verifying certain financial information, data and other information from Sames, S.A., the Registrant has not yet been able to consolidate and finalize its second quarter 2001 financial statements, and will not be able to complete such financial statements by the required filing date of its Form 10-Q report for the quarter ended June 30, 2001.

                           PART IV - OTHER INFORMATION

     (1) Name, address and telephone number of person to contact in regard to this notification:

                            RONALD A. KOLTZ
                            9201 W. BELMONT AVE.
                            FRANKLIN PARK, IL 60131
                            (847) 737-5970

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      |X|   Yes        |_|   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      |X|   Yes        |_|   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant has incurred significant operating losses in the six month period ended June 30, 2001. The Registrant's total revenues are significantly lower in the first half of 2001 compared to 2000. Revenues have been negatively affected by the proposed ongoing sale process of the Company which began in the later part of 2000 and which was terminated in the middle of the second quarter of 2001.

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These lower revenues year to date in 2001 and a slower than expected reduction in operating costs have negatively impacted the Registrant's margins and operating income.

     Due to delays in obtaining, compiling and verifying certain financial information, data and other information from Sames, S.A., the Registrant has not yet been able to consolidate and finalize its second quarter 2001 financial statements, and will not be able to complete such financial statements by the required filing date of its Form 10-Q report for the quarter ended June 30, 2001.

     The Registrant believes that there is serious doubt as to the ability of Sames North America, Sames Scandinavia and Sames Japan, its other operating subsidiaries, to continue as going concerns. It is likely that each of these companies may not be able to obtain additional capital or generate profitable sales revenue in order to meet its current operating needs. As a result, management could be forced to cease operations.



     SAMES CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        By: /s/ Ronald A. Koltz
                                           -------------------------------------
                                           Name:  Ronald A. Koltz
Date:  August 14, 2001                     Title:  Chief Financial Officer

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